Exhibit 99.1

Silence Therapeutics Achieves $2 Million Research Milestone in Hansoh Pharma Collaboration

25 April 2022

LONDON, Silence Therapeutics plc (Nasdaq: SLN), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that it will receive a $2.0 million cash payment from Hansoh Pharmaceutical Group Company Limited (“Hansoh”) following the achievement of an undisclosed preclinical milestone.

Silence and Hansoh entered a collaboration in October 2021 to develop siRNAs leveraging Silence’s proprietary mRNAi GOLD™ platform for three undisclosed targets. Under the terms of the agreement, Silence has exclusive rights to the first two targets in all territories except the China region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China region and global rights to the third target.

Hansoh made a $16 million upfront payment to Silence and Silence is eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. This marks the first research milestone achieved under the collaboration. Silence is also eligible to receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, the initiation or completion of the Company’s trials and the anticipated timing or outcomes of data reports from the Company’s trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.